UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                          Litton Industries, Inc.
           -----------------------------------------------------
                              (Name of Issuer)


                                Common Stock
           -----------------------------------------------------
                       (Title of Class of Securities)


                                538021 10 6
           -----------------------------------------------------
                               (CUSIP Number)


                               Eric J. Draut
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 29, 2000
           -----------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 8 Pages


                                SCHEDULE 13D

CUSIP No. 538021 10 6                                    Page 2 of  8 Pages
----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [   ]
                                                                (b) [   ]
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)            [   ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware

----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                1,827,893
      Beneficially        --------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 10,829,871
        Reporting         --------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 1,827,893
                          --------------------------------------------------
                         10.   Shared Dispositive Power
                               10,829,871
----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,657,764 (owned directly in part and indirectly through subsidiaries as noted on pages 3-5)

----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)      [  ]

----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     27.8%

----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO




    CUSIP No. 538021 10 6                              Page 3 of  8 Pages
----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550

----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [   ]
                                                                (b) [   ]
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC, AF

----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)          [  ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas

----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        --------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 5,052,686
        Reporting         --------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 0
                          --------------------------------------------------
                         10.   Shared Dispositive Power
                               5,052,686
----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,052,686

----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)          [  ]

----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.1%

----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO




    CUSIP No. 538021 10 6                              Page 4 of  8 Pages
----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670

----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a) [  ]
                                                              (b) [  ]
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC, AF

----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)         [  ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Illinois

----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        --------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 5,450,988
        Reporting         --------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 0
                          --------------------------------------------------
                         10.   Shared Dispositive Power
                               5,450,988
----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     5,450,988

----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   [  ]

----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     12.0%

----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO




    CUSIP No. 538021 10 6                               Page 5 of  8 Pages
----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Union National Life Insurance Company
     72-0340280

----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC, AF

----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)          [  ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Louisiana

----------------------------------------------------------------------------

        Number of         7.   Sole Voting Power
         Shares                0
      Beneficially        --------------------------------------------------
        Owned by          8.   Shared Voting Power
          Each                 326,197
        Reporting         --------------------------------------------------
         Person           9.   Sole Dispositive Power
          With                 0
                          --------------------------------------------------
                         10.   Shared Dispositive Power
                               326,197
----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     326,197

----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   [  ]

----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0.7%

----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO



Amendment No. 3 to Schedule 13D                       Page 6 of  8 Pages

     This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated April 6, 1990, as amended by Amendment No. 1 thereto, dated August 20, 1993 and Amendment No. 2 thereto, dated October 5, 1995. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated April 6, 1990.

Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Litton Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21240 Burbank Boulevard, Woodland Hills, California 91367-6675.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby restated in its entirety as follows:

     On December 21, 2000, the Issuer and Northrop Grumman Corporation ("Northrop") announced that they have entered into an agreement pursuant to which Northrop would acquire for cash all of the Issuer's outstanding shares for $80 per common share and $35 per Series B Preferred Share (the "Transaction"). In light of this announcement, Unitrin is carefully evaluating its investment in the Issuer and its alternatives with respect to such investment and may consider, make proposals with respect to, and/or enter into discussions regarding, one or more of the transactions and events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions may include, among other things, (i) the disposition of all or a portion of the securities of the Issuer held by Unitrin and its subsidiaries and (ii) making proposals and/or entering into discussions regarding the proposed Transaction and possible alternatives thereto. There can be no assurance that Unitrin will take any such actions or that, if taken, any such actions will result in any transaction in the Issuer's securities other than the proposed Transaction, or any change in the terms of the proposed Transaction.

Item 5.  Interest in Securities of the Issuer

     On April 27, 1999, Unitrin's wholly-owned subsidiary, Trinity, transferred to Union National Life Insurance Company ("Union"), a wholly-owned subsidiary of United, 326,197 shares of the Issuer's Common Stock at a price per share equal to $61-5/16 (the closing price of the Issuer's Common Stock on April 26, 1999), which decreased Trinity's ownership of such Common Stock to 5,052,686 shares. Accordingly, Unitrin's total beneficial ownership, direct and indirect, of the Issuer's Common Stock remains at 12,657,764 shares.

     Except as set forth above, none of Unitrin, Trinity, United or Union has acquired or disposed of any shares of the Issuer's Common Stock since October 5, 1995, the date of Amendment No. 2 to the Schedule 13D. However, the collective percentage ownership by Unitrin, Trinity, United and Union (the "Unitrin Ownership Percentage") of the Issuer's Common Stock has increased as the result of a change in the outstanding number of shares of the Issuer's Common Stock since October 5, 1995. The result of this change is that the Unitrin Ownership Percentage in the Issuer's Common Stock has increased from 27.4% as reported in Amendment No. 2 to the Schedule 13D to 27.8% as of the date of this Amendment. To the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person has entered into any transactions involving the Issuer's Common Stock.

Item 7.  Material to be Filed as Exhibits

     Attached is a copy of an Agreement authorizing Unitrin to file a joint statement.



                                                         Page 7 of  8 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: December 29, 2000                     UNITRIN, INC.


                                            By: /s/ Eric J. Draut
                                               --------------------------
                                            Eric J. Draut
                                            Senior Vice President, Chief
                                            Financial Officer and Treasurer



                                                          Page 8 of  8 Pages


                                 AGREEMENT

               UNITRIN, INC., TRINITY UNIVERSAL INSURANCE COMPANY, UNITED INSURANCE COMPANY OF AMERICA and UNION NATIONAL LIFE INSURANCE COMPANY by their undersigned officers hereby agree that Unitrin, Inc. shall file or amend a joint statement on behalf of all such companies whenever any or all are required by Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations issued pursuant thereto, to file or amend any statement concerning the ownership of stock of LITTON INDUSTRIES, INC.

               Date: December 29, 2000

                                   UNITRIN, INC.


                                   By: /s/ Richard C. Vie
                                       ----------------------------------
                                       Richard C. Vie, Chairman and Chief
                                       Executive Officer


                                   TRINITY UNIVERSAL INSURANCE COMPANY


                                   By: /s/ John Boschelli
                                       ---------------------------------
                                       John Boschelli, Assistant Treasurer


                                   UNITED INSURANCE COMPANY OF AMERICA


                                   By: /s/ John Boschelli
                                       ---------------------------------
                                       John Boschelli, Assistant Treasurer


                                   UNION NATIONAL LIFE INSURANCE COMPANY


                                   By: /s/ John Boschelli
                                       ---------------------------------
                                       John Boschelli, Assistant Treasurer